The Great Restaurant Development Holdings Limited

Ground Floor and 1st Floor

No. 73 Chung On Street

Tsuen Wan, New Territories

Hong Kong

December 29, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Nicolas Nalbantian

Re:	Great Restaurant Development Holdings Ltd Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted December 13, 2023 CIK No. 0001990643

Dear Mr. Nalbantian:

On behalf of The Great Restaurant Development Holdings Limited (the “Company”), we submit this letter in response to the comment letter dated December 19, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 3 to Draft Registration Statement on Form F-1 submitted on December 13, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, the Amendment No. 3 to Registration Statement on Form F-1 (“Amendment No. 4”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Amendment No. 4.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 4.

Amendment No. 3 to Draft Registration Statement on Form F-1, Submitted December 13, 2023

Enforceability of Civil Liabilities

Hong Kong, page 128

1.	We note your response to comment 3 and reissue in part. Please make similar changes to this section as you have in the section titled “Recent Regulatory Development in the PRC.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have removed the “as advised” statements on page 128 and stated that the relevant disclosures regarding recent regulatory development in the PRC will be opined on in the exhibits in Amendment No. 4.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Siu Ming Law
Siu Ming Law
Chief Executive Officer